November 13, 2023

VIA EDGAR AND ELECTRONIC MAIL

Mr. Arthur Sandel
Mr. Jason Weidberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Consumers Energy Company Consumers 2023 Securitization Funding LLC Registration Statement on Form SF-1 Filed September 22, 2023 File Nos. 333-274648 and 333-274648-01

Dear Mr. Sandel and Mr. Weidberg:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 18, 2023 to Rejji P. Hayes, Executive Vice President and Chief Financial Officer of Consumers Energy Company (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”) relating to the proposed issuance of Senior Secured Securitization Bonds (the “Bonds”) by Consumers 2023 Securitization Funding LLC (the “Issuing Entity”). On behalf of the Company and the Issuing Entity, I am authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed simultaneously with this response. A courtesy copy of the marked version of Amendment No. 1 is also being delivered to your attention.

For your convenience, set forth below is each comment from your letter in bold typeface, followed by the response. Defined terms used and not otherwise defined herein shall have the meanings set forth in the prospectus contained in Amendment No. 1.

Registration Statement on Form SF-1

Form of Prospectus
Security for the Bonds
Pledge of Collateral, page 84

1.	We note that, in addition to the securitization property, the collection account and all of its subaccounts will also secure the bonds, including all “cash, instruments, investment property or other assets on deposit therein or credited thereto … and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

We hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act. The only types of collateral other than the Securitization Property consist of contract rights under various Basic Documents and the Collection Account that will hold the capital contribution from the Company and Securitization Charges periodically remitted by the Servicer, pending allocation as described under “Security for the Bonds — How Funds in the Collection Account will be Allocated” starting on page 88 of the prospectus. The funds in the Collection Account and related subaccounts may be invested in Eligible Investments as described in the Registration Statement.

Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-3

2.	We note that throughout the registration statement you refer to the intercreditor agreement to be entered into upon or prior to the issuance of the bonds. However, your list of exhibits does not include a form of intercreditor agreement. Please file a form of intercreditor agreement as an exhibit to your registration statement.

We have revised the exhibit index in Amendment No. 1 to add the form of intercreditor agreement as an exhibit. See also the response to #3 below.

3.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

Drafts of the exhibits that had not been filed with the initial filing of the Registration Statement (including the form of intercreditor agreement) were filed concurrently with Amendment No. 1. (Finalized forms of all agreements will be filed simultaneously with or prior to the final prospectus.)

* * * * *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact David S. Baxter at Pillsbury Winthrop Shaw Pittman LLP at (212) 858-1222 or me at (517) 788-2969.

Very truly yours,

/s/ Rhonda M. Morris
Rhonda M. Morris, Esq.
Consumers Energy Company

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